

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

July 22, 2016

Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.
1451 East Battlefield
Springfield, MO 65804

>   **Re: Great Southern Bancorp, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 8, 2016**
>   **File No. 333-212444**

Dear Mr. Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Purchase Contracts, page 7

Description of Debt Securities, page 10

1.   We note your description of the purchase contracts indicating that they may be for the purchase or sale of "securities of an entity not affiliated with us…." We make a similar observation with respect to your page 11 disclosure, stating that your debt securities may be converted or exchanged for "securities of ours or another issuer." To the extent you include in the offering third party securities, please provide us an analysis as to why registration under the Securities Act is not required at this time, and confirm that you will include disclosure regarding the issuer of any third party securities in the applicable prospectus supplement or other offering materials, including any required financial

statement and non-financial statement disclosure about the issuer of such third party securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 203.03 and the *Morgan Stanley & Co., Incorporated* no-action letter (June 24, 1996). If you do not wish to offer third party securities, please remove these references from the prospectus.

Part II. Exhibits

Exhibit 5.1

2.   Please have counsel expand paragraph 3 on page 3 to opine that the depositary shares will entitle the holders to the rights specified in the deposit agreement and the depositary receipts. Please refer for guidance to Section II.B.1.d of Staff Legal Bulletin No.19 (Oct. 14, 2011), which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Craig M. Scheer, Esq. (Via E-mail)